Filed by:	Brookfield Infrastructure Corporation (Commission File No. 001-39250) and Brookfield Infrastructure Partners L.P. (Commission File No. 001-33632)
Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Inter Pipeline Ltd.

Brookfield Infrastructure Comments on Inter Pipeline Ltd. Directors’ Circular

BROOKFIELD, NEWS, March 11, 2021 (GLOBE NEWSWIRE) — Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”) has reviewed the directors’ circular (“Directors’ Circular”) filed by the Board of Directors (the “Board”) of Inter Pipeline Ltd. (TSX: IPL)(“IPL” or “the Company”) in response to the offer (the “Offer”) by Bison Acquisition Corp. (a subsidiary of Brookfield Infrastructure) to acquire all of the outstanding common shares of IPL as set forth in the Offer and Circular dated February 22, 2021 (the “Offer and Circular”). Importantly, the Directors’ Circular does not include new information that changes Brookfield Infrastructure’s view of the value of the Company.

As the largest individual shareholder in IPL, we are pleased that the Board has established a Special Committee and will commence a Strategic Review. We welcome the Board’s efforts to market test the Offer against other take-private proposals for IPL.

The Company notes in the Directors’ Circular that a comprehensive data room has been prepared and contact has been initiated with a number of third parties. Brookfield Infrastructure has not been contacted by IPL or its advisors since the initiation of the Offer.

Brookfield Infrastructure’s Offer is based exclusively on publicly available information. Any ability for Brookfield Infrastructure to increase the Offer would be predicated on completing customary confirmatory due diligence that supports such an increase. We remain open to engaging directly with the Company on fair and balanced terms.

Brookfield Infrastructure remains committed to the Offer and continues to believe the Offer is in the best interests of IPL shareholders:

•	Significant Premium to IPL’s Undisturbed Trading Levels and Analyst Consensus Estimates

•	Immediate Catalyst to Surface Value in a Security that has Significantly Underperformed in the Public Equity Markets

•	Opportunity for Immediate Liquidity at a Compelling Valuation and Ability to Participate in Brookfield Infrastructure’s World-Class Infrastructure Platform

•	Brookfield Infrastructure is Uniquely Positioned to Support IPL as a Private Company Through the Environmental Social & Governance Focused Transition

The Offer is fully financed, with maximum cash consideration of approximately C$4.9 billion (representing 76.2% of the Offer’s total consideration) and maximum aggregate number of BIPC shares issued of approximately 19 million (representing 23.8% of the Offer’s total consideration). Under the terms and subject to the conditions of the Offer, each IPL shareholder will have the ability to elect to receive, per IPL share, C$16.50 in cash or 0.206 of a Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) class A exchangeable share (“BIPC Share”), subject to proration. IPL shareholders may also choose to receive cash for some of their IPL shares and BIPC Shares for their remaining IPL shares, subject, in each case, to pro-ration.

Copies of the Offer to Purchase and Circular and related documents are available without charge on request from the Information Agent and are available at www.ipl-offer.com or on SEDAR at www.sedar.com. The Offer and Circular contains the full terms and conditions of the Offer and detailed instructions on how IPL shareholders can tender their IPL shares to the Offer.

Shareholder Questions

IPL shareholders who have questions or require assistance in depositing IPL shares to the Offer should contact the Information Agent and Depositary, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American Toll-Free Number) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately US$600 billion of assets under management. For more information, go to www.brookfield.com.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

In connection with the Offer, on February 22, 2020, Brookfield Infrastructure Partners L.P. (“BIP”) and BIPC filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will contain a prospectus and various documents relating to the Offer. SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, BECAUSE EACH CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFEROR, IPL AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov and the materials will be posted on BIP’s website at www.brookfield.com/infrastructure. BIPC is a foreign private issuer and BIP is permitted to prepare the Offer and Circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The financial statements included in the Offer and Circular have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of BIPC Shares by them as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer and Circular and such Shareholders are encouraged to consult their tax advisors.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Offeror, BIP, BIPC and IPL is formed under the Laws of a non-U.S. jurisdiction, that some or all of their respective officers and directors may reside outside of the United States, that some or all of the experts named herein may reside outside of the United States and that all or a substantial portion of the assets of the Offeror, BIP, BIPC, IPL and such persons may be located outside the United States. Shareholders in the United States may not be able to sue the Offeror, BIP, BIPC or IPL or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

THE SHARE CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING DOCUMENTS INCLUDING THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), the Offeror or its affiliates and any advisor, broker or other person acting as the agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly, may bid for, make purchases of or make arrangements to purchase Common Shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases will be made in compliance with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform Shareholders in the United States of such information.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the SEC thereunder. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder.

For more information, please contact:

Media:	Investors:

Claire Holland	Kate White
Senior Vice President, Communications	Manager, Investor Relations
Tel: (416) 369-8236	Tel: (416) 956-5183
Email: claire.holland@brookfield.com	Email: kate.white@brookfield.com